1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

July 24, 2013

Ethan Horowitz

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI (Bermuda) Limited
Form 10-K for Fiscal Year Ended June 30, 2012
Filed August 9, 2012
File No. 001-33628

Dear Mr. Horowitz:

Set forth below are the responses of Energy XXI (Bermuda) Limited (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 19, 2013, with respect to Form 10-K for Fiscal Year Ended June 30, 2012, File No. 001-33628, filed with the Commission on August 9, 2012 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K for Fiscal Year Ended June 30, 2012 unless otherwise specified.

Form 10-K for Fiscal Year Ended June 30, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 16 – Income Taxes, page 94

1.	We note your response to prior comment 1 in our letter dated July 2, 2013. Your response indicates that management began to apply “additional scrutiny in its ICFR processes” regarding the accounting for income taxes when management’s expectations for the future realization of your deferred tax assets changed. Please tell us about modifications made to your internal controls to prevent or detect misstatements in your accounting for income taxes. Your response should describe how changes in management’s assessment of the risk of a misstatement in accounting for income taxes impacted any of your internal controls. If applicable, your response should also identify when modifications were made to your internal controls. Finally, please tell us how you considered providing disclosure pursuant to Item 308(c) of Regulation S-K regarding a change in internal control over financial reporting.

Securities and Exchange Commission

July 24, 2013

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

RESPONSE:

We believe that our internal controls over financial reporting (“ICFR”) were effective at the time the errors were made and remain effective from a financial reporting standpoint today. We did not make any changes to our internal controls in direct response to the revisions to the footnotes that corrected the errors. The Company has always maintained a robust review of our tax accounting, however, given that we were in a significant NOL position in 2007 through 2009, the risk that our controls would not detect a material error in our income tax accounts was less significant than if the Company were actually earning income, and thus the amount of scrutiny reflected the low level of risk that any position would have a material impact on our financial statements. Beginning in 2010, we determined the risk of error associated with the income tax accounts was increasing as the Company began to consistently generate book income and that “additional scrutiny” over our tax provision process was prudent. In response, we placed more emphasis and focus on certain elements of the tax provision process which included (i) hiring a new third party consultant in 2010 that was highly specialized in that area and (ii) performing a more detailed analysis of the Company’s deferred tax balances and valuation allowance assessments, including a more detailed review of all return to provision items identified with the filing of the most recent tax returns. This approach has remained consistent through the date of this letter. We would note that our tax accounting and disclosure continues to be materially accurate subsequent to instituting these additional measures, which leads us to believe that our ICFR continue to be effective in this area.

We are aware that Item 308(c) of Regulation S-K and Question #7 of the ICFR frequently asked questions provides that we must disclose any material changes to our ICFR regardless of whether the changes are associated with control deficiencies. We carefully considered the guidance reference above and did not believe the changes described above materially affected, or are reasonably likely to materially affect, our ICFR, and, as such, no disclosure pursuant to Item 308(c) was required. Our ICFR is not a static process and we continue to enhance them wherever we see that our process may be improved or that changes in circumstances warrant additional measures. Given the extensive nature of the existing controls over tax accounting prior to the enhancements described above, we do not believe the additional measures implemented constitute material changes to our ICFR. We will continue to, in future filings, disclose whether or not there were any changes in the Company’s internal control over financial reporting during the applicable period that materially affected or were reasonably likely to materially affect the Company’s internal control over financial reporting, and in periods such as the past quarter where there were no such changes, we will include an affirmative statement to such effect.

Securities and Exchange Commission

July 24, 2013

* * * * *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact T. Mark Kelly or Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-4592 or (713) 758-2977, respectively.

Very truly yours,

ENERGY XXI (BERMUDA) LIMITED

By:	/s/ David West Griffin
Name:	David West Griffin
Title:	Chief Financial Officer

cc:	T. Mark Kelly
Sarah Morgan
Vinson & Elkins L.L.P.